Exhibit 99.1

PRESS RELEASE

ERYTECH Provides Business and Financial Update for the First Quarter of 2023

▪Combination with Pherecydes, intending to create a global leader in extended phage therapies to target antimicrobial resistant pathogenic bacteria to be submitted to shareholders' vote in June 2023
▪Cash and cash equivalents of €30.5 million ($33.7 million) at the end of March 2023

Lyon (France) and Cambridge (MA, US), May 9, 2023 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today provided a business and financial update for the first quarter of 2023.

“In February this year, we were pleased to announce our strategic plans with Pherecydes, with the intent to build a global leader in phage therapy and address the huge medical need caused by antimicrobial resistance. We are now progressing through the preparation steps for this merger, and, as our teams have started intensive interactions in that respect, we already see a remarkable match of our respective capabilities and prospects for fruitful synergies.”, said Gil Beyen, Chief Executive Officer of ERYTECH. “The Management and Board of ERYTECH are convinced that the strategic choice of combining with Pherecydes and creating a champion in AMR is of the best interest of ERYTECH and its stakeholders, and will be pleased to propose this ambitious strategic move for approval to the Company’s shareholders at the next General Assembly Meeting in June. For the sake of transparency, we inform the market that ERYTECH was recently contacted by a new shareholder, Akkadian Partners, who shared with us its opposition to ERYTECH’s merger project with the objective to conduct alternative acquisition projects through ERYTECH. After due consideration by Management and the Board of directors of ERYTECH, these alternative ideas were deemed not to be in the best interest of ERYTECH and its stakeholders and certainly not of sufficient robustness and value to distract the Company from its strategic direction.”

Business Highlights

▪Combination with Pherecydes announced and merger process on track for proposed closing in June

On February 15, 2023, the Company announced the strategic combination with Pherecydes, a biotechnology company specializing in precision phage therapy to treat resistant and/or complicated bacterial infections, with the ambition to create a global leader in extended phage therapy and accelerate the development of a portfolio of phage candidates targeting pathogenic bacteria. This transaction is the result of the extensive strategic review process announced by ERYTECH on several occasions since November 2021.

The combination will draw on the complementary expertise and resources of the two companies to accelerate the development of a French phage therapy industry, aimed at combating antibiotic resistance, a globally recognized health issue, and at extending this technology to other therapeutic areas with significant unmet medical needs.

ERYTECH and PHERECYDES intend to merge their operations and relocate all teams to ERYTECH’s premises in Lyon, where they will benefit from presence in a major European hub for infectious diseases.

The proposed transaction is structured as a merger of PHERECYDES into ERYTECH, pursuant to which the shareholders of PHERECYDES would receive newly issued ERYTECH ordinary shares in consideration of the contribution of the assets and liabilities of PHERECYDES. The fairness of the exchange ratio will be reviewed by a court-appointed independent appraiser (commissaire à la fusion). His report will be made publicly available prior to the extraordinary shareholders meeting of ERYTECH and PHERECYDES, together with the required exemption document in relation to the merger in accordance with applicable laws.

The extraordinary general meetings of ERYTECH and PHERECYDES shareholders will be called upon to vote on the proposed merger, currently expected to be convened on June 23, 2023. The proposed transaction is expected to close shortly after the approval by the shareholders.

This project is supported by the Boards of Directors and major shareholders of ERYTECH and PHERECYDES.

▪Akkadian Partners

On April 17, 2023, Akkadian Partners, an entity domiciled in Luxembourg and acting on behalf of the Akkadian Partners Fund, declared that on April 13, 2023, they crossed the threshold of 5% of the share capital of ERYTECH Pharma and held 5.06% of the share capital and 4.83% of the voting rights of the company.

On May 1st, 2023, Akkadian Partners informed the Board of ERYTECH that they intended to oppose the project of merging with Pherecydes and take de facto control of ERYTECH with a view to pursue alternative acquisition projects with ERYTECH's cash.

In that context, the Management and Board of ERYTECH have reviewed and assessed the ideas of acquisitions projects mentioned by Akkadian, with the assistance of external financial and legal advisers. After due consideration, ERYTECH determined that these ideas, were not in the best interest of ERYTECH and its stakeholders, and remote from ERYTECH’s strategy and identity, with significant uncertainty and risks associated with these projects.

It is worth noting that Akkadian indicated that they are committed to increase their stake in ERYTECH up to 15% of the share capital in the short term and around 25% in the mid-term (i.e., below the 30% threshold triggering the obligation to file a mandatory tender offer on ERYTECH). Although Akkadian does not seem to intend to acquire a controlling stake in ERYTECH, it requested the appointment of 4 directors (and the resignation of 5 incumbent directors) which would represent the majority of ERYTECH's Board. Such attempt to gain de facto control of ERYTECH without filing a tender offer on ERYTECH and without offering liquidity to minority shareholders is hostile and will be strongly rejected. Note that ERYTECH is not aware of any further acquisitions of ERYTECH shares completed by Akkadian.

ERYTECH, while confirming its strategic decision to merge with Pherecydes, will oppose any financial predation project which would not be in the best interest of the company and its stakeholders.

Update on Q1 2023 Financial Results and Cash position

▪As of March 31, 2023, ERYTECH had cash and cash equivalents totaling €30.5 million (approximately $33.7 million), compared with €38.8 million as of December 31, 2022. The €8.3 million net decrease in cash position during the first quarter of 2023 was the result of a €7.5 million net cash utilization in operating activities and investing activities, including a one-off €1.2 million expense for restructuring and pre-merger activities, and €0.6 million used in financing activities, with the start of the scheduled repayment of the 2020, €10 million government-guaranteed ‘Covid-19’ loan. The variation of the U.S. dollar against the euro led to a €0.2 million negative currency exchange impact.

▪At the current stage of transition activities in view of the proposed merger with Pherecydes, the Company confirms its earlier guidance that its current cash position can fund its current activities and planned operating expenses to the second half of 2024.

▪Given the ongoing preparation of the announced business combination with Pherecydes, which includes the preparation of proforma accounts and the review with market regulators, the Company will not provide interim quarterly P&L information for Q1 2023.

2023 Financial Calendar*

•Shareholders’ Meeting: June 23, 2023, at 9.30am CEST - Paris

•Business Update and Financial Highlights for the Second Quarter & First Half of 2023: September 11, 2023 (after U.S. market close), followed by a conference call & webcast on September 12, 2023 (2:30pm CET/8:30am ET)

•Business Update and Financial Highlights for the Third Quarter of 2023: November 6, 2023 (after U.S. market close), followed by a conference call & webcast on November 7, 2023 (2:30pm CET/8:30am ET)

(*): Information subject to change.

About ERYTECH
ERYTECH is a biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs.
On February 15 2023, ERYTECH announced its intended strategic combination with PHERECYDES to create a global player in extended phage. More detail can be found in the press release.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information
This press release contains forward-looking statements, forecasts and estimates with respect to the clinical results from and the development plans of eryaspase, business and regulatory strategy and anticipated future performance of ERYTECH and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding ERYTECH’s expectations with respect to effects of the listing transfer of its ADSs to The Nasdaq Capital Market. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-

looking statements include, among others, the following: (1) market reaction to the transfer of the listing of Erytech’s ADSs to The Nasdaq Capital Market; (2) the inability to maintain the listing of ERYTECH’s shares on the Nasdaq Capital Market and the Euronext regulated market; (3) changes in applicable laws or regulations; (4) the possibility that ERYTECH may be adversely affected by other economic, business and/or competitive factors; and (5) other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2022 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on March 28, 2023 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2023 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.